Exhibit 99.1

AT THE COMPANY

Clifford Bolen

Senior Vice President, COO, CFO

(312) 738-4500, cbolen@vitafoodproducts.com

FOR IMMEDIATE RELEASE

MONDAY, MARCH 27, 2006

Vita Foods Reports Fourth-Quarter 2005 Results

Chicago, IL, MARCH 27, 2006 – For the fourth quarter ended December 31, 2005, Vita Food Products, Inc. (AMEX: VSF) today announced a consolidated net loss of $426,000, or $0.11 per share, compared to a net loss of $2,062,000 or $0.54 per share in the fourth quarter of 2004. The net losses for the fourth quarters of both years include certain unusual corporate level transactions. For the 2005 quarter a $502,000 pre-tax charge was recognized to account for the future costs associated with the material reduction in the duties of a senior executive officer and the December 31, 2006 termination of his employment agreement. In addition, pre-tax costs associated with the implementation of a Shareholders Rights Plan and abandoned acquisition efforts totaling $197,000 were also recognized in the fourth quarter of 2005. For the 2004 quarter, a non cash goodwill impairment charge of $2,314,000 was recognized. The impairment charge was the result of a decline in the value of the Company’s wholly owned subsidiary, Vita Specialty Foods (“VSF”).

Absent the unusual corporate level transactions described above, the Vita Seafood segment, which is engaged in the processing and sale of herring, salmon and complementary products had net income of $137,000 for the fourth quarter of 2005 compared to net income of $396,000 in the fourth quarter of 2004. This reduction is primarily the result of higher selling and administrative expenses. The Company’s other business segment, VSF, which is engaged in the processing and sale of salad dressings, marinara sauces, cooking sauces, honey and other specialty food products, experienced a net loss of $143,000 in the fourth quarter of 2005 compared to a net loss of $145,000 in the fourth quarter of 2004.

Consolidated net sales for the fourth quarter of 2005 were $14.2 million, compared with $13.9 million in the fourth quarter of 2004. Vita Seafood’s net sales for the fourth quarter of 2005 were $9.8 million compared to $9.6 million from the prior year quarter, representing a 2% increase. VSF net sales for the fourth quarter were $4.4 million compared to $4.3 million from the prior year quarter, also representing a 2% increase.

Gross margin for the fourth quarter decreased to 29.0% from 31.2% in the prior year fourth quarter as margins for both business segments contracted as a result of higher conversion costs for both segments and higher raw material costs for the VSF segment.

“2005 was a year full of changes for Vita,” said Steve Rubin, the Company’s chairman and chief executive officer. “We built up our future management team, overhauled many production processes, laid out a plan to compete more effectively and set the stage for a return to profitability in 2006. In addition, the equity investment of $2.5 million that we recently announced should provide the Company with the capital resources necessary to take advantage of the opportunities we have identified. We remain comfortable with our earlier guidance of between $0.20 and $0.24 per share for 2006.”

Full-Year Results

For the twelve months ended December 31, 2005, the Company had a consolidated net loss of $889,000 or $0.23 per share, compared to a net loss of $2,717,000, or $0.71 per share for 2004. Both losses include the unusual corporate level transactions described above. Absent those unusual corporate level transactions, the Vita Seafood segment had a net loss of $755,000 in 2005 compared to a net loss of $521,000 in 2004. VSF net income was $285,000 in 2005 compared to net income of $118,000 in 2004. The Company was in compliance with its amended debt covenants at December 31, 2005.

Consolidated net sales for the year 2005 decreased 4% to $46.9 million from $48.8 million in 2004. Vita Seafood’s net sales declined 2% to $26.4 million in 2005 from $27.0 million in 2004. VSF’s net sales for the year 2005 declined 6% to $20.5 million from $21.8 million in 2004.

Gross margin for the year improved to 30.4% from 29.4% in the prior year as both business segments contributed to improved margins.

The Vita Seafood division is a U.S. leader in the herring and retail packaged salmon markets, and is engaged in several other food segments, including cream cheese, cocktail sauce, tartar sauce and horseradish. The Company markets and sells these items under the Vita®, Elf® and Grand Isle® brands. More than 95% of Vita Seafood’s sales are in kosher foods.

Vita Specialty Foods, Inc., the Company’s wholly owned subsidiary, combines the products of former entities The Virginia Honey Company and The Halifax Group, Inc. Virginia Honey was a manufacturer and distributor of honey, salad dressings, including its’ award-winning Virginia Brand Vidalia® Onion Vinegarette salad dressing, cooking sauces, jams & jellies, and gift baskets. Halifax was a manufacturer and distributor of licensed brand-named products including the world-renowned Jim Beam® brand of steak sauce, barbeque sauce, marinades, salsas and Kahlua®, and Courvoisier® Gourmet Collections. Halifax also marketed, manufactured and distributed the award-winning Scorned Woman® gourmet food line, the Oak Hill Farms® line of salad dressings and various gourmet products and branded gift items.

The common stock of Vita Food Products, Inc. is currently traded on the American Stock Exchange and Chicago Stock Exchange under the ticker symbol VSF.

This release contains forward-looking statements about the Company’s future growth, profitability, customers and competitive position. Any such statements are subject to risks and uncertainties, including but not limited to:

•                  changes in economic and market conditions;

•                  industry competition;

•                  raw material availability and prices;

•                  the success of new product introductions;

•                  the potential loss of large customers or accounts;

•                  downward product price movements;

•                  changes in energy costs;

•                  integration and management of acquired businesses;

•                  the seasonality of Vita’s business;

•                  the Company’s ability to attract and retain key personnel;

•                  the potential impact of claims and litigation; and

•                  the dietary habits and trends of the general public.

In light of these and other risks and uncertainties, the Company makes no representation that any future results, performance or achievements expressed or implied in this release will be attained. The Company’s actual results may differ materially from any results expressed or implied by the forward-looking statements.

— TABLES FOLLOW —

VITA FOOD PRODUCTS, INC.

Condensed Consolidated Statement of Operations

(in thousands, except per share data)

(unaudited)

	Three Months			Twelve Months
	Ended			Ended
	Dec 31,	Dec 31,		Dec 31,	Dec 31,
	2005	2004	Change	2005	2004	Change
Net sales	$14,186	$13,911	2%	$46,856	$48,756	(4)%
Cost of goods sold	10,067	9,568	5%	32,633	34,408	(5)%
Gross margin	4,119	4,343	(5)%	14,223	14,348	(1)%

Selling and administrative expenses
Selling, marketing & distribution	2,680	2,672	0%	9,493	9,972	(5)%
Administrative	1,265	1,034	22%	4,586	4,281	7%
Employment contract	502		N/A	502		N/A
Goodwill impairment		2,314	N/A		2,314	N/A
Total	4,447	6,020	(26)%	14,581	16,567	(12)%
Operating loss	(328)	(1,677)	80%	(358)	(2,219)	84%

Interest expense	341	218	56%	1,083	767	41%
Loss before income taxes	(669)	(1,895)	65%	(1,441)	(2,986)	52%
Income tax expense (benefit)	(243)	167	(246)%	(552)	(269)	(105)%
Net loss	$(426)	$(2,062)	79%	$(889)	$(2,717)	67%
Loss per common share:
Basic	$(0.11)	$(0.54)	80%	$(0.23)	$(0.71)	68%
Diluted	$(0.11)	$(0.54)	80%	$(0.23)	$(0.71)	68%
Weighted average shares outstanding:
Basic	3,866	3,847		3,862	3,840
Diluted	3,866	3,847		3,862	3,840

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